UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Midcoast Energy Partners, L.P.

(Name of Issuer)

MIDCOAST HOLDINGS, L.L.C.

ENBRIDGE HOLDINGS (LEATHER) L.L.C.

ENBRIDGE ENERGY PARTNERS, L.P.

ENBRIDGE ENERGY COMPANY, INC.

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

ENBRIDGE INC.

(Names of Person(s) Filing Statement)

CLASS A COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

59564N103

(CUSIP Number of Class of Securities)

Al Monaco Director, President and Chief Executive Officer Enbridge Inc. 200, 425 - 1st Street S.W., Calgary, Alberta, Canada, T2P 3L8 Telephone: (403) 231-3900	C. Gregory Harper President (Principal Executive Officer) and Director Midcoast Holdings, L.L.C. 1100 Louisiana Street, Suite 3300 Houston, Texas 77002 Telephone: (713) 821-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Brett E. Braden Jesse P. Myers Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Telephone: (713) 546-5400	William S. Anderson Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 Telephone: (713) 223-2300	Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 Telephone: (713) 758-2222

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$170,200,000	$19,726.18

*	As of February 14, 2017, there were 22,610,056 Class A Common Units of Midcoast Energy Partners, L.P. (“MEP”) outstanding.

Total consideration of $170,200,000 was determined based upon the product of (1) 21,275,000, the aggregate number of Class A Common Units to be converted into the right to receive merger consideration, and (2) the per unit merger consideration of $8.00.

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.0001159 by the total consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $19,726.18	Filing Party: Midcoast Energy Partners, L.P.

Form or registration No.: Schedule 14C	Date Filed: February 15, 2017

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed by (1) Midcoast Energy Partners, L.P., a Delaware limited partnership (“MEP”); (2) Enbridge Inc., a Canadian corporation (“Enbridge”); (3) Enbridge Energy Company, Inc., a Delaware corporation, an indirect wholly owned subsidiary of Enbridge and the general partner of EEP (as defined below) (“EECI”); (4) Enbridge Energy Management, L.L.C., a Delaware limited liability company and affiliate of EECI and Enbridge (“EEM”); (5) Enbridge Energy Partners, L.P., a Delaware limited partnership (“EEP”); (6) Midcoast Holdings, L.L.C., a Delaware limited liability company and the general partner of MEP (“MEP GP”); and (7) Enbridge Holdings (Leather) L.L.C., a Delaware limited liability company and wholly owned subsidiary of EECI (“Merger Sub”) (each of (1) through (7), a “Filing Person”). MEP has filed, concurrently with the filing of this Transaction Statement, an information statement on Schedule 14C (the “Information Statement”). A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 26, 2017, by and among MEP, MEP GP, Merger Sub and EECI (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into MEP, with MEP surviving the merger and continuing to exist as a Delaware limited partnership (the “Merger”). Following the consummation of the Merger, EECI will own approximately 48% of the limited partner interests in MEP, and EEP will own the remaining approximate 52% of the limited partner interests and 2% general partner interest in MEP. In the Merger, each Class A Common Unit representing limited partner interests in MEP (each, a “Class A Common Unit”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than Class A Common Units held by EECI, EEP and their respective affiliates, will be converted into the right to receive $8.00 in cash without interest (the “Merger Consideration”).

Under the applicable provisions of MEP’s First Amended and Restated Agreement of Limited Partnership, dated as of November 13, 2013, (the “MEP Partnership Agreement”), the approval of the Merger Agreement requires the approval of a “Unit Majority” which, as defined in the MEP Partnership Agreement, means at least a majority of the outstanding common units.

Concurrently with the execution of the Merger Agreement, EEP, EECI and MEP executed a support agreement, dated as of January 26, 2017 (the “Support Agreement”), whereby EEP agreed, in its capacity as a unitholder of MEP, to vote (or cause to be voted) all of the common and subordinated units in MEP owned of record by EEP as of the date of the Support Agreement as well as any common units in MEP acquired beneficially or of record by EEP after the date of the Support Agreement (1) in favor of the approval and adoption of the Merger Agreement and any other matter necessary for the consummation of such transactions submitted for the vote or written consent of the unitholders of MEP; (2) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of MEP or MEP GP or any of their subsidiaries contained in the Merger Agreement; and (3) against any action, agreement or transaction that would impede, interfere with, delay, postpone or adversely affect the Merger. EEP, as the holder of a majority of the MEP common units, will execute and deliver a written consent approving the Merger Agreement, which consent will satisfy the voting requirement with respect to the holders of the units.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Information Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that MEP is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

Summary Term Sheet. The information set forth under the captions “Summary Term Sheet” and “Questions and Answers About the Merger” in the Information Statement is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The name of the subject company is Midcoast Energy Partners, L.P., a Delaware limited partnership with principal executive offices at 1100 Louisiana St., Suite 3300, Houston, Texas 77002. Its telephone number is (713) 821-2000.

(b)	Securities. The class of securities to which this Transaction Statement relates is Class A Common Units representing limited partner interests in MEP, of which 22,610,056 were issued and outstanding as of February 13, 2017.

(c)-(d)	Trading Market and Price; Dividends. The information set forth under the caption “Common Unit Market Price and Distribution Information” in the Information Statement is incorporated herein by reference.

(e)	Prior Public Offerings. On November 7, 2013, MEP completed its initial public offering of 18,500,000 Class A Common Units at a price to the public of $18.00 per unit. MEP received net proceeds of approximately $307.8 million from the offering.

(f)	Prior Stock Purchases. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Information Concerning the Enbridge Parties and Merger Sub”

“Certain Purchases and Sales of Class A Common Units”

“Where You Can Find More Information”

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(b)	Name and Address; Business and Background of Entities. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Transactions”

“Information Concerning MEP”

“Information Concerning the Enbridge Parties and Merger Sub”

“Where You Can Find More Information”

EEP, a Delaware limited partnership, owns MEP GP and owns 23,945,112 common units in MEP, which represents an approximate 52% of the limited partner interests in MEP.

EECI, a Delaware corporation, is the general partner of EEP. Under a delegation of control agreement with EEM, EECI delegated substantially all of its power and authority to manage the business and affairs of EEP to EEM. EECI owns the voting shares of EEM and elects all the directors of EEM. The principal offices of EEP, EEM and EECI are located at 1100 Louisiana St., Suite 3300, Houston, Texas 77002 and their telephone number at that address is (713) 821-2000. The principal business of EEP, EEM and EECI is to own, operate and develop a portfolio of oil, natural gas and liquids pipelines and related midstream assets.

Merger Sub, a Delaware limited liability company, was formed by EECI as its wholly owned subsidiary solely for the purpose of effecting the Merger. The principal offices of Merger Sub are located at 1100 Louisiana St., Suite 3300, Houston, Texas 77002 and its telephone number at that address is (713) 821-2000.

During the past five years, none of MEP and the entities named above have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

The information about the name and address of each director and executive officer of MEP GP, EEP, EEM, EECI and Enbridge is set forth below in “—Business and Background of Natural Persons.” Merger Sub does not have any directors or executive officers.

(c)	Business and Background of Natural Persons. The information set forth under the caption “Where You Can Find More Information” in the Information Statement is incorporated herein by reference. Set forth below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and the five-year employment history of the current directors and executive officers of MEP GP, EEP, EEM, EECI and Enbridge.

During the past five years, none of the directors and executive officers of MEP GP or the persons described below have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

MEP GP
Name	Citizenship	Position with MEP GP
Dan A. Westbrook	USA	Director and Chairman of the Board
John A. Crum	USA	Director
J. Herbert England	USA	Director
C. Gregory Harper	USA	Director and President
James G. Ivey	USA	Director
Mark A. Maki	USA	Director & Senior Vice President
R. Poe Reed	USA	Director & Vice President & Chief Commercial Officer
Edmund P. Segner III	USA	Director
Noor S. Kaissi	USA	Controller
E. Chris Kaitson	USA	Vice President—Law and Assistant Corporate Secretary
Stephen J. Neyland	USA	Vice President—Finance
Kerry C. Puckett	USA	Vice President—Engineering and Operations, Gathering & Processing
Jonathan N. Rose	Canada and Great Britain	Treasurer
Allan M. Schneider	USA	Vice President—Regulated Engineering and Operations
David A. Weathers	USA	Vice President—Business Development U.S. Midstream

Dan A. Westbrook

Dan A. Westbrook was appointed Chairman of the Board and elected as a director of MEP GP in October 2013 and also serves on the Audit, Finance & Risk Committee. Mr. Westbrook has also served as a director of EECI and EEM since October 2007, and serves on the Audit, Finance & Risk Committee of both companies, as well as serving on Special Committees of EEM. Since 2008, he has also served on the board of the Carrie Tingley Hospital Foundation in Albuquerque, New Mexico. From 2001 to 2005, Mr. Westbrook served as president of BP China Gas, Power & Upstream, or BP, and as vice-chairman of the board of directors of Dapeng LNG, a Sino joint venture between BP subsidiary CNOOC Gas & Power Ltd. and other Chinese companies. He held executive positions with BP in Argentina, Houston, Russia, Chicago and the Netherlands before retiring from the company in January 2006. From 2013 to 2016, Mr. Westbrook served as a director of SandRidge Energy, Inc. He is a former director of Ivanhoe Mines, now known as Turquoise Hill Resources Ltd., an international mining company; Synenco Energy Inc., a Calgary-based oil sands company; and Knowledge Systems Inc., a privately-held U.S. company that provided software and consultant services to the oil and gas industry.

John A. Crum

John A. Crum was appointed a director of MEP GP on February 10, 2014 and also was appointed to serve on the Audit, Finance & Risk Committee. Since 2015, Mr. Crum has been managing partner of JAC Energy Partners, L.L.C., a company which provides advice and invests in upstream oil and gas development opportunities. He also presently serves as Chairman of the board of managers for Forty Acres Energy, L.L.C., a privately held exploration and production company. From 2011 to 2014, Mr. Crum served as President and Chief Executive Officer and as director of Midstates Petroleum Company, Inc., where he led the initial public offering of the oil and gas exploration and production company in 2012. He also served on the board of directors of Coskata, Inc., a private biofuel technology company, from 2012 to 2015. From 1995 to 2011, Mr. Crum served in a number of senior management roles for Apache Corporation international divisions, and ultimately served as Co-Chief

Operating Officer and President, North America from 2009 to 2011. Some previous positions held by Mr. Crum include Vice President of Engineering and Operations of Aquila Energy Corporation from 1993 to 1995 and District Manager and Regional Manager for Pacific Enterprises Oil Company from 1986 to 1993.

J. Herbert England

J. Herbert England was elected a director of MEP GP in October 2013 and serves as the Chairman of the Audit Finance & Risk Committee of MEP GP. Mr. England has also served as a director of each of EECI and EEM since July 2012 and serves as the Chairman of the Audit, Finance & Risk Committee of both companies. In addition, Mr. England serves on the Enbridge board of directors for whom he also is Chairman of the Audit, Finance & Risk Committee, and on the board of directors of FuelCell Energy, Inc. He has been Chair & Chief Executive Officer of Stahlman-England Irrigation Inc., a contracting company in southwest Florida, since 2000. From 1993 to 1997, Mr. England was the Chair, President & Chief Executive Officer of Sweet Ripe Drinks Ltd., a fruit beverage manufacturing company. Prior to 1993, Mr. England held various executive positions with John Labatt Limited, a brewing company, and its operating companies, Catelli Inc., a food manufacturing company, and Johanna Dairies Inc., a dairy company.

C. Gregory Harper

C. Gregory Harper was appointed to the board of directors of MEP GP on January 30, 2014 and appointed President effective December 31, 2014. He has been the principal executive officer of MEP GP since February 28, 2014. Mr. Harper has also served as a director of each of EECI and EEM since January 30, 2014 and Executive Vice President – Gas Pipelines & Processing since April 30, 2014. Mr. Harper also was appointed as President, Gas Pipelines and Processing for Enbridge effective January 30, 2014. He is also on the board of directors of Sprague Operating Resources LLC since October 2013. Mr. Harper joined Midcoast Holdings and its affiliates from Southwestern Energy Company, where he held the position of Senior Vice President, Midstream since 2013. Prior to joining Southwestern Energy Company, Mr. Harper served CenterPoint Energy, Inc. as Senior Vice President and Group President, Pipelines and Field Services since December 2008. Before joining CenterPoint Energy in 2008, Mr. Harper served as President, Chief Executive Officer and as a Director of Spectra Energy Partners, LP from March 2007 to December 2008. From January 2007 to March 2007, Mr. Harper served as Group Vice President of Spectra Energy Corp., and was Group Vice President of Duke Energy from January 2004 to December 2006. Mr. Harper was Senior Vice President of Energy Marketing and Management for Duke Energy North America from January 2003 until January 2004 and Vice President of Business Development for Duke Energy Gas Transmission and Vice President of East Tennessee Natural Gas, LLC from March 2002 until January 2003. He served on the Board of Directors and as Chairman of the Interstate Natural Gas Association of America from 2013.

James G. Ivey

James G. Ivey was appointed a director of MEP GP on February 10, 2014 and also was appointed to serve on the Audit, Finance & Risk Committee. From 2014 to February 2017, Mr. Ivey co-headed Pintail Oil and Gas, an exploration and production company. Mr. Ivey currently serves on the board of directors of privately held independent power producer, National Energy & Gas Transmission, Inc., since 2004 and Mach Gen LLC from 2004 to 2014. His prior experience includes serving Milagro Exploration from 2009 to 2012 in the role of Executive Vice President and Chief Financial Officer from 2009 to 2010 and then President and Chief Executive Officer from 2010 to 2012. From 2006 to 2008, Mr. Ivey was Executive Vice President and Chief Financial Officer of Cobalt International Energy. From 2004 to 2006, Mr. Ivey served Markwest Hydrocarbon as Senior Vice President and

Chief Financial Officer. His previous background includes serving as the Corporate Treasurer for each of Williams Companies from 1995 to 2004 and Arkla Gas from 1982 to 1995, as well as other financial and engineering positions with Conoco and Fluor from 1973 to 1981.

Mark A. Maki

Mark A. Maki was appointed Senior Vice President of MEP GP in February 2014, and he has served as a director of MEP GP since May 2013. Previously from October 2013 until February 2014, he served as Principal Executive Officer of MEP GP. Mr. Maki previously served as President of MEP GP from May 2013 to October 2013. In October 2016, Mr. Maki was elected to serve Enbridge as Senior Vice President – Finance. He was also appointed President and Principal Executive Officer of EECI and EEM on January 30, 2014 and has served both companies as a director since October 2010. Mr. Maki previously served as President of EEM and Senior Vice President of EECI from October 2010. He also served Enbridge in the functional title of Acting President, Gas Pipelines during 2013. Mr. Maki previously served as Vice President - Finance of EECI and EEM from July 2002 to October 2010. Prior to that time, Mr. Maki served as Controller of EECI and EEM from June 2001, and prior to that, as Controller of Enbridge Pipelines from September 1999.

R. Poe Reed

R. Poe Reed joined Enbridge on September 28, 2015 as Vice President & Chief Commercial Officer of MEP GP and was elected as a director effective November 30, 2015. Previously, Mr. Reed was President and Chief Executive Officer of Caliber Midstream from June 2014 to September 2015. Prior to that Mr. Reed was with CenterPoint Energy from January 2011 through June 2014, most recently from December 2013 through June 2014 serving as Executive Vice President and Chief Commercial Officer for Enable Midstream, an MLP in which CenterPoint Energy holds a majority interest and from January 2011 to December 2013 serving as Senior Vice President and Chief Commercial Officer for Interstate Pipelines for CenterPoint Energy. From July 2009 through January 2011, he served as Vice President of natural gas and NGL marketing at DCP Midstream. Before joining DCP Midstream, Mr. Reed worked in various executive and non-executive capacities with some of the predecessors of DCP, including Duke Energy Field Services Canada, PanEnergy and Texas Eastern.

Edmund P. Segner III

Edmund P. Segner III was appointed a director of MEP GP on February 10, 2014. Mr. Segner is currently a professor in the Department of Civil and Environmental Engineering at Rice University and serves on the boards of directors of three other companies and audit committees, as follows: Bill Barrett Corp., an oil and gas exploration and production company, since August 2009; Archrock GP LLC, formerly Exterran GP LLC, the general partner of Archrock Partners, L.P., an MLP which provides contract operations since May 2009; and Laredo Petroleum, Inc., a Permian oil and gas exploration and development company since August 2011. Mr. Segner retired from EOG Resources, Inc. in 2008. He had held several offices at EOG during his tenure from 1997 to 2008 including President, Chief of Staff and Director and principal financial officer. Formerly, from 1988 to early 1998, Mr. Segner held several positions with Enron Corporation, including Vice President, Senior Vice President and

Executive Vice President. Previously, Mr. Segner also served on the boards of Seahawk Drilling from 2009 to 2011 and of Universal Compression Holdings from 2000 to 2002. He has also served as a member of the board or as a trustee for several nonprofit organizations.

Noor S. Kaissi

Noor S. Kaissi was appointed Controller of MEP GP in July 2013. Ms. Kaissi has also served EECI and EEM as Controller since July 2013. Prior to her appointment as Controller for these companies, Ms. Kaissi served as Chief Auditor and in other managerial roles of EECI and EEM and more recently with MEP GP with responsibility for financial accounting, internal audit and controls from June 2005.

E. Chris Kaitson

E. Chris Kaitson was appointed Vice President – Law and Assistant Corporate Secretary of MEP GP in May 2013. Mr. Kaitson has served as Vice President – Law and Assistant Corporate Secretary of EECI and EEM since May 2007. Prior to that, he was Assistant General Counsel and Assistant Secretary of EECI and EEM from July 2004. He served as Corporate Secretary of EECI and EEM from October 2001 to July 2004. He was previously Assistant Corporate Secretary and General Counsel of Midcoast Energy Resources, Inc. from 1997 until it was acquired by Enbridge in May 2001.

Stephen J. Neyland

Stephen J. Neyland was appointed Vice President - Finance of MEP GP in May 2013. Mr. Neyland has served as Vice President - Finance of EECI and EEM since October 2010. Mr. Neyland was previously Controller of EECI and EEM effective September 2006. Prior to his appointment, he served as Controller - Natural Gas from January 2005, Assistant Controller from May 2004 to January 2005 and in other managerial roles in finance and accounting from December 2001 to May 2004. Prior to joining Enbridge, Mr. Neyland was Controller of Koch Midstream Services from 1999 to 2001.

Kerry C. Puckett

Kerry C. Puckett was appointed Vice President - Engineering and Operations, Gathering & Processing of MEP GP in May 2013. Mr. Puckett also served as Vice President - Engineering and Operations, Gathering & Processing of EECI and EEM from October 2007 to April 2014. Prior to this appointment, he served as General Manager of Engineering and Operations from 2004 and Manager of Operations from 2002 to 2004. Prior to joining Enbridge, he served as Manager of Business Development for Sid Richardson Energy Services Company.

Jonathan N. Rose

Jonathan N. Rose was appointed Treasurer of MEP GP in March 2014. Mr. Rose was also appointed Treasurer of EECI and EEM in March 2014. Additionally, Mr. Rose serves Enbridge in the role of Director, Treasury since 2014. Mr. Rose’s prior roles with Enbridge include Director, Business Development of Enbridge Pipelines Inc. from April 2010 to March 2014 and Treasurer of EECI and EEM from January 2008 to April 2010. He was previously Assistant Treasurer of EECI and EEM from July 2005 to December 2008. Mr. Rose was also Director, Finance of Enbridge, a position he held from October 2007 to 2010, prior to which he was Manager, Finance from 2004 to December 2008. Prior to that Mr. Rose was a Vice President with Citigroup Global Corporate and Investment Bank from 2001 to 2004.

Allan M. Schneider

Allan M. Schneider was appointed Vice President – Regulated Engineering and Operations of MEP GP in May 2013. Mr. Schneider has served as Vice President, Regulated Engineering and Operations of EECI and EEM since October 2007. Prior to his appointment, he served as Director of Engineering and Operations for Regulated & Offshore and Director of Engineering Services from January 2005. Prior to that, Mr. Schneider was Vice President of Engineering and Operations for Shell Gas Transmission, L.L.C. from December 2000.

David A. Weathers

David A. Weathers was appointed Vice President – Business Development U.S. Midstream of MEP GP in July 2014. Previously, Mr. Weathers was Sr. Director, Midstream at Southwestern Energy from October 2013 to July 2014. Prior to joining Southwestern Energy, he was Director and Sr. Director, US Gas Assets of NextEra Energy from July 2008 to October 2013. Before joining NextEra, Mr. Weathers served as General Manager, Business Development for Spectra Energy and various other positions spanning over 30 years with Spectra’s predecessor companies.

The address of each of the directors and executive officers of MEP GP listed above is 1100 Louisiana Street, Suite 3300, Houston, Texas 77002.

EEM
Name	Citizenship	Position with EEM
Jeffrey A. Connelly	USA	Director
J. Richard Bird	Canada	Director
J. Herbert England	USA	Director
C. Gregory Harper	USA	Director and Executive Vice President—Gas Pipelines & Processing
D. Guy Jarvis	Canada	Director and Executive Vice President—Liquids Pipelines
Mark A. Maki	USA	Director and President and Principal Executive Officer
William S. Waldheim	USA	Director
Dan A. Westbrook	USA	Director
John K. Whelen	Canada	Director
Mark R. Boyce	Canada	Vice President—Liquids Pipelines Law and Assistant Corporate Secretary
David W. Bryson	Canada	Senior Vice President—Liquids Pipelines; Operations
Leo J. Golden	Canada	Vice President—Major Projects
Noor S. Kaissi	USA	Controller
E. Chris Kaitson	USA	Vice President—Law and Assistant Corporate Secretary
Stephen J. Neyland	USA	Vice President—Finance
Jonathan N. Rose	Canada and Great Britain	Treasurer
Allan M. Schneider	USA	Vice President, Regulated Engineering and Operations
Bradley F. Shamla	USA	Vice President—Liquids Pipelines; Operations
Leon A. Zupan	Canada	Executive Vice President—Liquids Pipelines, Operations

Jeffrey A. Connelly

Jeffrey A. Connelly was elected as Chairman of the Board of Directors of EECI, in July 2012 and as a director of the EECI and EEM in January 2003. Previously, Mr. Connelly served as Chairman of the Audit, Finance & Risk Committee of EECI and EEM. Mr. Connelly also served as Executive Vice President, Senior Vice President and Vice President of the Coastal Corporation from 1988 to 2001.

J. Richard Bird

J. Richard Bird was elected a director of EECI and EEM in October 2012. He retired from Enbridge in early 2015, having served as Executive Vice President, Chief Financial Officer and Corporate Development, and various other roles, including: Executive Vice President Liquids Pipelines, Senior Vice President Corporate Planning and Development, and Vice President and Treasurer during his tenure with Enbridge which began in 1995. Mr. Bird serves on the Board of Directors or Trustees of Enbridge Pipelines Inc., Enbridge Income Fund Holdings Inc. and Bird Construction Company Inc. He is a member of the Board of Directors of the Alberta Investment Management Company and chairman of its audit committee. Mr. Bird is also a member of the Investment Committee of the University of Calgary Board of Governors. He was named Canada’s CFO of the Year for 2010. He holds a Bachelor of Arts degree from the University of Manitoba, and a Masters of Business Administration and PhD from the University of Toronto and has completed the Advanced Management Program at Harvard Business School.

D. Guy Jarvis

D. Guy Jarvis was appointed Executive Vice President – Liquids Pipelines and a director of EECI and EEM on March 1, 2014. Mr. Jarvis was appointed President of the Liquids Pipelines division of Enbridge on March 1, 2014, assuming responsibility for all of Enbridge’s crude oil and liquids pipeline businesses across North America. Prior to this, he was Chief Commercial Officer, Liquids Pipelines from October 2013 to March 2014. From September 2011 to October 2013, Mr. Jarvis served as President of Enbridge Gas Distribution, providing overall leadership to Enbridge Gas Distribution, Canada’s largest natural gas utility, as well as Enbridge Gas New Brunswick, Gazifère and St. Lawrence Gas. Previously at Enbridge Pipelines Inc., Mr. Jarvis served as Senior Vice President, Investor Relations & Enterprise Risk; Senior Vice President, Business Development from March 2008 to October 2010; Vice President, Upstream Development for Enbridge Pipelines Inc.; and Vice President, Gas Services.

William S. Waldheim

William S. Waldheim was elected as a director of EECI and EEM in February 2016 and serves on the Audit, Finance & Risk Committee of EECI and EEM, as well as on Special Committees of EEM. He previously served as President of DCP Midstream Partners LP where he had overall responsibility for DCP partnership affairs including commercial, trading and business development until his retirement in 2015. Prior to this, Mr. Waldheim was President of Midstream Marketing and Logistics for DCP Midstream and managed natural gas, crude oil and natural gas liquids marketing and logistics. From 2005 to 2008 he was Group Vice President of commercial for DCP Midstream, managing its upstream and downstream commercial business. Mr. Waldheim started his professional career in 1978 with Champlin Petroleum as an auditor and financial analyst and served in roles involving NGL and crude oil distribution and marketing. He served as Vice President of NGL and Crude Oil Marketing for Union Pacific Fuels from 1987 until 1998 at which time they were acquired by DCP.

John K. Whelen

John K. Whelen was elected a director of EECI and EEM on October 31, 2014. Mr. Whelen also serves Enbridge as Executive Vice President and Chief Financial Officer since October 15, 2014, and as such leads the financial reporting function, and tax and treasury functions for Enbridge. Prior to this, from July 2014, to October 2014, Mr. Whelen was Senior Vice President, Finance for Enbridge and from April 2011 to July 2014 he was Senior Vice President and Controller. From September 2006 to April 2011, Mr. Whelen was Senior Vice President, Corporate Development for Enbridge. Additionally, Mr. Whelen has served as the chief financial officer, and then president of Enbridge Income Fund. Mr. Whelen joined Enbridge in 1992 as Manager of Treasury at what has become Enbridge Gas Distribution and has held a series of executive positions during his tenure with Enbridge.

Bradley F. Shamla

Bradley F. Shamla was appointed Vice President – U.S. Operations, Liquids Pipelines of EECI and EEM in April 2013. He previously served Enbridge as Vice President, Market Development since October 2010. Mr. Shamla was previously a senior director in the Business Development Group of Enbridge since 2008 and before that he was general manager in the Liquids Pipelines Operations Group, having joined Enbridge in 1991 and worked in a number of areas, including Operations, Engineering and Administration, both in the U.S. and Canada.

Mark R. Boyce

Mark R. Boyce was appointed Vice President, Liquids Pipelines Law and Assistant Corporate Secretary of EECI and EEM in June 2016. Mr. Boyce also currently serves as Vice President, Liquids Pipelines - Law of several Enbridge subsidiaries. Prior to that, from May 2015 to June 2016, he was Vice President, Chief Compliance & Privacy Officer for Enbridge and from April 2012 until May 2015, he was Vice President & Chief Compliance Officer for Enbridge, responsible for the development and performance of compliance, training and ethics programs. Prior to April 2012, Mr. Boyce served Enbridge Gas Distribution (“EGD”) as Vice President, Law & Information Technology, a position he had progressed to after joining Enbridge as a corporate solicitor for the predecessor of EGD in August 1993.

David. W. Bryson

David W. Bryson was appointed Senior Vice President – Liquids Pipelines, Operations of EECI and EEM in October 2016. Since June 2016, Mr. Bryson also serves the Liquids Pipelines Division of Enbridge as Senior Vice President, Operations, Liquids Pipelines, responsible for North American field operations across the Mainline, Gathering and Storage assets of the Liquids Pipelines Division. Prior to that, from April 2014, he was Vice President, Customer Service, Liquids Pipelines, after serving from July 2012 to April 2014 as Vice President, Asset Performance & Development and Vice President, Strategy & Integrated Services. Mr. Bryson joined Enbridge in 1994 via Enbridge Gas Distribution as a manager and progressed into the Major Projects Division in 2008, where he held various roles directing several of the major projects and programs, and progressed to the Liquids Pipelines division in 2012.

Leo J. Golden

Leo J. Golden was appointed Vice President – Major Projects of EECI and EEM on April 30, 2015. Since July 2014 he also serves Enbridge as a Vice President responsible for the execution of Renewables, Power and Gas Processing projects in both Canada and the U.S. From November 2011 to July 2014, Mr. Golden served Enbridge as Vice President, Major Projects Execution for certain subsidiaries. From April 2008 and November 2011, he was Vice President of Pipeline and Green Energy Projects and Vice President of the Alberta Clipper Project for certain Enbridge subsidiaries. Mr. Golden has served Enbridge in many capacities for over 25 years, having joined in September 1990. His roles have included Director and Project Director of several Enbridge projects and areas, including Alberta Clipper, Shipper Services, Oil Sands and Acquisitions, Rates Assistant, Rates Analyst, Planning Analyst, Energy Analyst, and Manager of Business Development. In 1989, prior to joining Enbridge, Mr. Golden was a policy analyst with the Vancouver Stock Exchange.

Leon A. Zupan

Leon A. Zupan currently serves EECI and EEM as Executive Vice President – Liquids Pipelines, Operations since April 2014. Previously, from April 2013 to April 2014, he served as Executive Vice President. In April 2013, he resigned as a director and as Executive Vice President – Gas Pipelines of EECI and EEM, positions which he held since April 2012, to accept a new position with Enbridge as Chief Operating Officer of Liquids Pipelines. Prior to April 2012, he had served EECI and EEM as Vice President – Operations since 2004. Prior to May of 2013, he served Enbridge as Senior Vice President – Gas Pipelines, overseeing Enbridge’s U.S. and Canadian gas pipelines businesses from February 2012 to April 2013. Prior to that, Mr. Zupan had served Enbridge as Vice President – Operations since 2004. Mr. Zupan joined Enbridge in 1987 and has experience across a range of businesses.

For biographical information about J. Herbert England, C. Gregory Harper, Mark A. Maki, Dan A. Westbrook, E. Chris Kaitson, Stephen J. Neyland, Noor S. Kaissi, Jonathan N. Rose and Allan M. Schneider, see the list of directors and executive officers of MEP GP above.

The address of each of the directors and executive officers of EEM listed above is 1100 Louisiana Street, Suite 3300, Houston, Texas 77002.

EECI
Name	Citizenship	Position with EECI
Jeffrey A. Connelly	USA	Director
J. Richard Bird	Canada	Director
J. Herbert England	USA	Director
C. Gregory Harper	USA	Director and Executive Vice President—Gas Pipelines & Processing
D. Guy Jarvis	Canada	Director and Executive Vice President—Liquids Pipelines
Mark A. Maki	USA	Director and President and Principal Executive Officer
William S. Waldheim	USA	Director
Dan A. Westbrook	USA	Director
John K. Whelen	Canada	Director
Mark R. Boyce	Canada	Vice President—Liquids Pipelines Law and Assistant Corporate Secretary
David W. Bryson	Canada	Senior Vice President—Liquids Pipelines; Operations
Leo J. Golden	Canada	Vice President—Major Projects
Noor S. Kaissi	USA	Controller
E. Chris Kaitson	USA	Vice President—Law and Assistant Corporate Secretary
Stephen J. Neyland	USA	Vice President—Finance
Jonathan N. Rose	Canada and Great Britain	Treasurer
Allan M. Schneider	USA	Vice President, Regulated Engineering and Operations
Bradley F. Shamla	USA	Vice President—Liquids Pipelines; Operations
Leon A. Zupan	Canada	Executive Vice President—Liquids Pipelines, Operations

For biographical information about J. Herbert England, C. Gregory Harper, Mark A. Maki, Dan A. Westbrook, E. Chris Kaitson, Stephen J. Neyland, Noor S. Kaissi, Jonathan N. Rose and Allan M. Schneider, see the list of directors and executive officers of MEP GP above. For biographical information about Jeffrey A. Connelly, J. Richard Bird, D. Guy Jarvis, William S. Waldheim, John K. Whelen, Mark R. Boyce, David W. Bryson, Leo J. Golden, Bradley F. Shamla and Leon A. Zupan, see the list of directors and executive officers of EEM above.

The address of each of the directors and executive officers of EECI listed above is 1100 Louisiana Street, Suite 3300, Houston, Texas 77002.

Enbridge

Name	Citizenship	Position with Enbridge
J. Herbert England	USA	Director
Charles W. Fischer	Canada	Director
V. Maureen Kempston Darkes	USA and Canada	Director
Al Monaco	Canada	Director, President and Chief Executive Officer
Rebecca B. Roberts	USA	Director
Dan C. Tutcher	USA	Director
Catherine L. Williams	Canada	Director
Marcel R. Coutu	Canada	Director
David A. Arledge	USA	Director and Chairman of the Board
James J. Blanchard	USA	Director
George K. Petty	USA	Director
Cynthia L. Hansen	Canada	President, Enbridge Gas Distribution & Power
C. Gregory Harper	USA	President, Gas Pipelines & Processing
D. Guy Jarvis	Canada	President, Liquids Pipelines & Major Projects
Byron C. Neiles	Canada	Executive Vice President, Corporate Services
Karen L. Radford	Canada	Executive Vice President & Chief Transformation Officer
Robert R. Rooney	Canada	Executive Vice President & Chief Legal Officer
John K. Whelen	Canada	Executive Vice President & Chief Financial Officer
Vern D. Yu	Canada	Executive Vice President & Chief Development Officer

Charles W. Fischer

Mr. Fischer was the President & Chief Executive Officer of Nexen Inc. (oil and gas company) from 2001 to 2008. From 1994 to 2001, Mr. Fischer held various executive positions within Nexen Inc., including the positions of Executive Vice President & Chief Operating Officer in which he was responsible for all Nexen’s conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. Prior thereto, Mr. Fischer held positions with Dome Petroleum Ltd. (oil and gas company), Hudson’s Bay Oil & Gas Ltd. (oil and gas company), Bow Valley Industries Ltd. (oil and gas company), Sproule Associates Ltd. (petroleum consulting firm) and Encor Energy Ltd. (oil and gas company). Mr. Fischer holds a BSc (Bachelor of Science in Chemical Engineering) and an MBA (Master of Business Administration), both from the University of Calgary.

V. Maureen Kempston Darkes

Ms. Kempston Darkes is the retired Group Vice President and President Latin America, Africa and Middle East, General Motors Corporation (automotive corporation and vehicle manufacturer). From 1994 to 2001, she was the President and General Manager of General Motors of Canada Limited and Vice President of General Motors Corporation. Ms. Kempston Darkes holds a BA (Bachelor of Arts) and an LLB (Bachelor of Laws), both from the University of Toronto.

Al Monaco

Mr. Monaco joined Enbridge in 1995 and has held increasingly senior positions. He has been President & Chief Executive Officer of Enbridge since October 1, 2012 and has served as President of Enbridge since February 27, 2012. Mr. Monaco holds an MBA (Master of Business Administration) from the University of Calgary and has a Chartered Professional Accountant designation.

Rebecca B. Roberts

Ms. Roberts was President of Chevron Pipe Line Company (pipeline company) from 2006 to 2011 where she was responsible for Chevron’s US network of pipelines transporting crude oil, natural gas and petroleum products and for supporting pipeline development projects worldwide. From 2003 to 2006, she was President of Chevron Global Power Generation which owned and operated assets in the US and Asia and provided technical support globally. She held various other management and technical positions with Chevron, its predecessors and its subsidiaries from 1974 to 2003. Ms. Roberts holds a BSc (Bachelor of Science) in Chemistry from McNeese State University.

Dan C. Tutcher

Mr. Tutcher has been President, Chief Executive Officer & Chair of the Board of Trustees of Center Coast MLP & Infrastructure Fund since 2013. Since its inception in 2007, Mr. Tutcher has also been a Principal in Center Coast Capital Advisors L.P. (investment adviser). He was the Group Vice President, Transportation South of Enbridge, as well as President of Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of Enbridge) and Enbridge Energy Management, L.L.C. (public management company in which Enbridge holds 100% of the unlisted voting shares) from May 2001 until retirement on May 1, 2006. From 1992 to May 2001, he was the Chair of the Board of directors, President & Chief Executive Officer of Midcoast Energy Resources, Inc. Mr. Tutcher holds a BBA (Bachelor of Business Administration) from Washburn University.

Catherine L. Williams

Ms. Williams was the Chief Financial Officer for Shell Canada Limited (oil and gas company) from 2003 to 2007. Prior thereto, she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (oil and gas companies) from 1984 to 2003. Ms. Williams holds a BA (Bachelor of Arts) from the University of Western Ontario and an MBA (Master of Business Administration, Finance) from Queen’s School of Business (now Smith School of Business at Queen’s University).

Marcel R. Coutu

Mr. Coutu was the Chairman of Syncrude Canada Ltd. (integrated oil sands project) from 2003 to 2014 and was the President and Chief Executive Officer of Canadian Oil Sands Limited from 2001 until January 2014. From 1999 to 2001, he was Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited. Prior to 1999, Mr. Coutu held various executive positions with TransCanada PipeLines Limited and various positions in the areas of corporate finance, investment banking and mining and oil and gas exploration and development. Mr. Coutu holds an HBSc (Bachelor of Science, Honours Earth Science) and an MBA (Master of Business Administration) from the University of Western Ontario.

David A. Arledge

From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Senior Vice President, Finance & Chief Financial Officer, and from 1993 to 2001 held many senior executive and operating positions, retiring as Chair, President & Chief Executive Officer. Mr. Arledge holds a BBA (Bachelor of Business Administration) and an LLB (Bachelor of Laws), both from the University of Texas at Austin.

James J. Blanchard

Governor Blanchard has practiced law with DLA Piper, LLP (US) in Michigan and Washington, D.C. since 1996 and is the Chair Emeritus and Partner, Government Affairs of that firm. From 1993 to 1996, Governor Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for eight years and served eight years in the United States Congress. Governor Blanchard holds a BA (Bachelor of Arts) and MBA (Master of Business Administration) from Michigan State University and a JD (Juris Doctor) from the University of Minnesota.

George K. Petty

Mr. Petty was President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999. Prior thereto he was Vice President of Global Business Service for AT&T (telecommunications company) and Chair of the Board of Directors of World Partners, the Global Telecom Alliance. Mr. Petty holds a BSc (Bachelor of Science in Electrical Engineering) from New Mexico State University. Mr. Petty has been a director for Enbridge since January 2, 2001.

Cynthia L. Hansen

Cynthia Hansen was appointed to the position of President, Gas Distribution and Power on June 1, 2016. Cynthia has more than 17 years of experience working in financial, operational and safety leadership roles within Enbridge, most recently as Senior Vice President, Operations within Liquids Pipelines. Prior to joining Enbridge, she worked as a Principal for PricewaterhouseCoopers.

Byron C. Neiles

Byron Neiles was appointed Executive Vice President, Corporate Services on May 2, 2016. Mr. Neiles had previously held the role of Senior Vice President, Major Projects, Enterprise Safety and Operational Reliability at Enbridge, and had been Senior Vice President of Major Projects since November 2011, after joining Enbridge’s Major Projects group in April 2008. Mr. Neiles has also acted as Vice President of Customer, Regulatory and Public Affairs, as well as Legal Affairs, with Enbridge Gas Distribution in Toronto. Prior to joining Enbridge Pipelines Inc. in Edmonton, in 1994, he was a Policy Advisor to two Canadian federal energy ministers in Ottawa, and held corporate affairs roles with an electricity and natural gas utility.

Karen L. Radford

Karen Radford was appointed Executive Vice President and Chief Transformation Officer on May 2, 2016. Karen previously held the position of Executive Vice President, People, Planet & Partners, leading Enbridge’s Shared Services—including Human Resources, Corporate Social Responsibility, the Public Affairs & Communications teams, Workplace Solutions and Aviation. A biologist by training, Karen joined Enbridge in 2011 after spending 20 years in the telecom business. She served from 2004 through 2011 as a member of the executive leadership team at TELUS, which included roles as President of Business Solutions, President of Partner Solutions, President of TELUS International, and President of TELUS Quebec.

Robert R. Rooney

Bob Rooney was appointed Executive Vice President and Chief Legal Officer on February 1, 2017. Before joining Enbridge, Bob was Managing Director of a start-up oil and gas company. Prior to that, he was Executive Vice President, Corporate of Talisman Energy Inc., then served as Vice Chairman and director of Repsol Oil & Gas Canada Inc. In addition, Bob was a partner at Bennett Jones LLP where he was a member of the executive committee and co-leader of the Energy and Natural Resources Group.

Vern D. Yu

Vern Yu was appointed Executive Vice President and Chief Development Officer on May 2, 2016. Previously, Mr. Yu served as Senior Vice President, Corporate Planning and Chief Development Officer. He has been at the helm of Enbridge’s Corporate Development team since July 1, 2014. Prior to joining Corporate Development, Mr. Yu served as Senior Vice President of Business and Market Development for Enbridge’s Liquids Pipelines division. Mr. Yu has been part of the Enbridge team for more than two decades, after joining the company in 1993 in Toronto, and has held a series of roles with increasing responsibility in the company’s corporate and financial areas. Prior to joining Enbridge, Mr. Yu worked as an engineer at TransCanada Corporation and Bow Valley Industries.

For biographical information about J. Herbert England, and C. Gregory Harper, see the list of directors and officers of MEP GP above. For biographical information about D. Guy Jarvis and John K. Whelen, see the list of directors and officers of EEM above.

The address of each of the directors and executive officers of Enbridge listed above is 200, 425—1st Street S.W., Calgary, Alberta, Canada T2P 3L8.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Material U.S. Federal Income Tax Considerations”

“Special Factors—No Appraisal Rights”

“Summary Term Sheet—Information about the Action by Written Consent”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(c)	Different Terms. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

“Special Factors—No Appraisal Rights”

“The Merger Agreement—The Merger Consideration”

“The Merger Agreement—Treatment of Long-Term Incentive Plan”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“Annex A: Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” in the Information Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	Transactions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Transactions”

“Special Factors—Background of the Merger”

“Information Concerning the Enbridge Parties and Merger Sub”

“Where You Can Find More Information”

(b)	Significant Corporate Events. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of MEP and the Enbridge Parties”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex A: Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Delisting and Deregistration of Class A Common Units”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(b)	Alternatives. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Financial Advisor Materials”

(c)	Reasons. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Financial Advisor Materials”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(d)	Effects. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Material U.S. Federal Income Tax Considerations”

“Special Factors—Background of the Merger”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Material U.S. Federal Income Tax Considerations”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex C: Opinion of Financial Advisor”

(c)	Approval of Security Holders. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Information about the Action by Written Consent”

“Questions and Answers about the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

(d)	Unaffiliated Representative. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of MEP GP Board and MEP Committee”

“Summary Term Sheet—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex C: Opinion of Financial Advisor”

(e)	Approval of Directors. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of MEP GP Board and MEP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

(f)	Other Offers. The information set forth under the caption “Special Factors—Background of the Merger” in the Information Statement is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation materials prepared by Evercore Group L.L.C. (“Evercore”) for the Conflicts Committee of the MEP GP Board, dated December 20, 2016, January 9, 2017, January 24, 2017 and January 26, 2017, are set forth as Exhibits (c)(2) – (c)(5), respectively, hereto and are incorporated herein by reference. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Other Matters”

“Annex C: Opinion of Financial Advisor”

The written opinion of Evercore is attached to the Information Statement as Annex C and is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of MEP during its regular business hours by any interested holder of Class A Common Units.

Item 10.	Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b)	Source of Funds; Conditions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Conditions to Completion of the Merger”

“Summary Term Sheet—Expenses Relating to the Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Expenses Relating to the Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)-(b)	Securities Ownership; Securities Transactions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Transactions”

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of MEP and the Enbridge Parties”

“Certain Purchases and Sales of Class A Common Units”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)-(e)	Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of the MEP GP Board and MEP Committee”

“Summary Term Sheet—Information about the Action by Written Consent”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Enbridge Parties, the MEP GP Board and the MEP Committee as to the Fairness of the Merger”

“Special Factors—Enbridge Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement—MEP GP Recommendation and MEP GP Adverse Recommendation Change”

“The Merger Agreement—MEP Unitholder Approval”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a)	Financial Information. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Selected Historical Consolidated Financial Data”

“Where You Can Find More Information”

MEP’s Annual Report on Form 10-K for the year ended December 31, 2015 and its quarterly reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable. Paragraph (c)(6) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. The Merger Consideration will consist solely of cash, and, as a result, holders of Class A Common Units will have no continuing interest in MEP after the Merger. Accordingly, such pro forma data is not material to holders of Class A Common Units and has not been presented.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the MEP Committee and the MEP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Evercore Group L.L.C. – Financial Advisor to the MEP Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

Item 15.	Additional Information

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. The information set forth under the caption “Special Factors—Interests of Certain Persons in the Merger” in the Information Statement is incorporated herein by reference.

(c)	Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Preliminary Information Statement of Midcoast Energy Partners, L.P. (incorporated by reference to the Midcoast Energy Partners, L.P. Preliminary Information Statement filed with the Securities and Exchange Commission on February 15, 2017).

(a)(2)	Press release issued by Midcoast Energy Partners, L.P. dated January 27, 2017 (incorporated by reference to Exhibit 99.1 to Midcoast Energy Partners, L.P. Form 8-K, dated January 27, 2017).

(a)(3)	Letter to Midcoast Energy Partners, L.P. common unitholders (incorporated herein by reference to the Information Statement).

(b)	None.

(c)(1)	Opinion of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C., dated January 27, 2017 (included as Annex C to the Preliminary Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Presentation materials prepared by Evercore Group L.L.C., dated December 20, 2016 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(3)	Presentation materials prepared by Evercore Group L.L.C., dated January 9, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(4)	Presentation materials prepared by Evercore Group L.L.C., dated January 24, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(5)	Presentation materials prepared by Evercore Group L.L.C., dated January 26, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(d)(1)	Agreement and Plan of Merger, dated as of January 26, 2017, by and among Enbridge Energy Company, Inc., Enbridge Holdings (Leather) L.L.C., Midcoast Energy Partners, L.P. and Midcoast Holdings, L.L.C. (included as Annex A to the Preliminary Information Statement filed herewith as Exhibit (a)(1)).

(f)(1)	First Amended and Restated Agreement of Limited Partnership of Midcoast Energy Partners, L.P., dated as of November 13, 2013 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Midcoast Energy Partners, L.P. on November 18, 2013).

(f)(2)	Delaware Code Title 6 § 17-212.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2017	MIDCOAST ENERGY PARTNERS, L.P.

	By:	MIDCOAST HOLDINGS, L.L.C.,
its general partner

	By:	/s/ E. CHRIS KAITSON
	Name:	E. Chris Kaitson
	Title:	Vice President—Law & Assistant Corporate Secretary

Dated: February 15, 2017	MIDCOAST HOLDINGS, L.L.C.

	By:	/s/ E. CHRIS KAITSON
	Name:	E. Chris Kaitson
	Title:	Vice President—Law & Assistant Corporate Secretary

Dated: February 15, 2017	ENBRIDGE ENERGY COMPANY, INC.

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Vice President—Finance

Dated: February 15, 2017	ENBRIDGE HOLDINGS (LEATHER) L.L.C.

	By:	ENBRIDGE ENERGY COMPANY, INC.,
its sole member

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Vice President—Finance

Dated: February 15, 2017	ENBRIDGE ENERGY PARTNERS, L.P.

	By:	ENBRIDGE ENERGY MANAGEMENT, L.L.C.,
as delegate of
ENBRIDGE ENERGY COMPANY, INC.,
its general partner

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Vice President—Finance

Dated: February 15, 2017	ENBRIDGE ENERGY MANAGEMENT, L.L.C.

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Vice President—Finance

Dated: February 15, 2017	ENBRIDGE INC.

	By:	/s/ D. GUY JARVIS
	Name:	D. Guy Jarvis
	Title:	President, Liquids Pipelines & Major Projects

[Signature Page to Transaction Statement on Schedule 13E-3]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary Information Statement of Midcoast Energy Partners, L.P. (incorporated by reference to the Midcoast Energy Partners, L.P. Preliminary Information Statement filed with the Securities and Exchange Commission on February 15, 2017).

(a)(2)	Press release issued by Midcoast Energy Partners, L.P. dated January 27, 2017 (incorporated by reference to Exhibit 99.1 to Midcoast Energy Partners, L.P. Form 8-K, dated January 27, 2017).

(a)(3)	Letter to Midcoast Energy Partners, L.P. common unitholders (incorporated herein by reference to the Information Statement).

(b)	None.

(c)(1)	Opinion of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C., dated January 27, 2017 (included as Annex C to the Preliminary Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Presentation materials prepared by Evercore Group L.L.C., dated December 20, 2016 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(3)	Presentation materials prepared by Evercore Group L.L.C., dated January 9, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(4)	Presentation materials prepared by Evercore Group L.L.C., dated January 24, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(5)	Presentation materials prepared by Evercore Group L.L.C., dated January 26, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(d)(1)	Agreement and Plan of Merger, dated as of January 26, 2017, by and among Enbridge Energy Company, Inc., Enbridge Holdings (Leather) L.L.C., Midcoast Energy Partners, L.P. and Midcoast Holdings, L.L.C. (included as Annex A to the Preliminary Information Statement filed herewith as Exhibit (a)(1)).

(f)(1)	First Amended and Restated Agreement of Limited Partnership of Midcoast Energy Partners, L.P., dated as of November 13, 2013 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Midcoast Energy Partners, L.P. on November 18, 2013).

(f)(2)	Delaware Code Title 6 § 17-212.

(g)	None.

(h)	None.